Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-2895 E : john.waldron@navistar.com	John P. Waldron Vice President and Corporate Controller

February 16, 2010

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2009, Filed
December 21, 2009, File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 2, 2010 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2009 of Navistar International Corporation (“Navistar,” the “Company” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Form 10-K for the fiscal year ended October 31, 2009

Management’s Discussion and Analysis

Results of Operations for 2009 as Compared to 2008, page 26

1.	We note your disclosure that the Engine segment recognized a gain of $16 million for 2009 related to an agreement in Brazil providing for recovery of certain value added taxes. Please explain to us the nature and terms of this agreement and tell us why you believe it is appropriate to recognize such a gain in the 2009 financial statements. As part of your response, you should also explain in further detail how this gain was calculated or determined.

United States Securities and Exchange Commission

February 16, 2010

Response:

Under the Brazilian tax system, the state government levies a tax on goods and services for incremental value added to the goods or service (commonly known as “value added tax” or “VAT”). The VAT is computed based on the value added to the taxed item, regularly at a rate of 17%, which is then included in the price of products sold and purchased. While the application and collection of the VAT can vary from state to state, exports and sales to the agricultural sector are not taxable. In addition, the VAT is measured and paid at an individual plant level as opposed to a consolidated level.

VAT credits (or receivables) are the result of VAT paid on purchases and VAT debits (or payables) represent VAT collected on sales. Over several years, due to a high volume of export sales and exempted sales to customers in the agricultural sector, we generated VAT credits without offsetting VAT debits. In general, if a manufacturer is not able to recover VAT credits through its regular sales it accumulates those credits and the balance is not subject to reimbursement by the state government. However, the VAT credits may be sold to other taxpayers if approval is granted by the taxing authority.

We periodically review our VAT credit balances for recovery based primarily on projected sales and purchases. In the past, we determined that a portion of the VAT credits was not recoverable and accordingly provided an allowance against the balance not expected to be recovered.

In July 2009, we reached an agreement with the state government that allowed us to sell the VAT credits to a third-party in fixed amounts on a monthly basis through December 2010. Further, we entered into an agreement with a third-party to sell them all of the credits that we were authorized to sell through December 2010. As a result of the new agreements, we reevaluated the existing reserve and concluded that the VAT credits that will be sold to a third-party, approximately $16 million, were recoverable and, accordingly, in the third quarter of fiscal 2009 we reversed the allowance previously recorded against the VAT credits.

Note 1. Summary of Significant Accounting Policies

Out of Period Adjustments, page 80

2.	We note that included in the operations for the year ended October 31, 2009 are certain out-of-period adjustments totaling $29 million. Please tell us how these errors were identified and explain to us why you believe you have identified all errors and the financial statements are appropriately stated as of October 31, 2009. As part of your response, please explain to us why you believe that both your disclosure controls and procedures and your internal controls over financial reporting are effective as of the date of this report, in light of these errors.

United States Securities and Exchange Commission

February 16, 2010

Response:

Accounts Payable / Inventory Processing

In the second quarter of fiscal 2009, during a review of aged, open inventory receivers, management identified a discrepancy in the records of a third-party inventory processor which had resulted in the overstatement of accounts payable. Our subsequent remediation efforts included improvements to the interface between the Company and all third-party inventory processors by establishing enhanced procedures and control points around inventory movements at third-party locations. Such enhancements included, among others, adding management personnel with the appropriate level of experience, increasing physical inventory count requirements for third-party locations, strengthening communication channels between the Company and third-party processors, and shifting certain accounts-payable processing requirements from third-party processors to the Company’s shared-services platform.

Self Insurance Reserve Calculations

A component of our internal control remediation efforts included the enhancement of analytical reviews performed on segment and corporate financial information as well as the reviews of the consolidation and elimination entries. Further, our remediation also included reassignment of management personnel with the appropriate level of experience to review segment and corporate financial results. During the second quarter of fiscal 2009, largely as a result of these enhanced procedures, management identified the overstatement of certain self insurance reserves due to errors in reserve calculations and the related intercompany transaction elimination entries.

Warranty Accrual Estimation Process

Our warranty accounting remediation efforts included, among other improvements, organizational changes to establish a central point of management review for engineering, manufacturing, supplier and administration activities as they relate to warranty activity. The changes resulted in improved monitoring of the relationships between warranty-spend data and the related warranty accruals. During the fourth quarter of fiscal 2009, the warranty accrual error was identified as a result of these organizational changes when management personnel who were more familiar with the various components of warranty spend reviewed the key data utilized in determining the warranty accrual and determined that certain non-warranty related costs had been included in the warranty accrual estimation process.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

We concluded that both our disclosure controls and procedures and our internal controls over financial reporting were effective, in part because the identification and correction of the errors was viewed as evidence that the newly implemented controls were operating effectively. As part of our internal control assessment, we performed a root-cause analysis over these out-of-period adjustments. We considered that two of the three errors were identified largely as a result of the execution of remediated internal control activities while one resulted in additional remediation actions, which passed control testing in periods prior to the issuance of our Annual Report on Form 10-K for the year ended October 31, 2009.

United States Securities and Exchange Commission

February 16, 2010

Our remediation activities were not limited to areas that gave rise to the out-of-period adjustments. As noted in Item 9A to our Annual Report on Form 10-K for the year ended October 31, 2009, we have performed substantial remediation to address the above and other previously reported material weaknesses. We concluded that the existence of these errors was not indicative of other potential errors.

Based on our evaluation of the design and operating effectiveness of internal controls over financial reporting and our disclosure controls and procedures, we concluded that the controls were effective as of October 31, 2009. Considering the above and our conclusion that the errors were not material individually or in the aggregate, we concluded that our financial statements are appropriately stated as of October 31, 2009.

Note 2. Ford Settlement and Related Charges, page 93

3.	We note your disclosure that in 2009 the Engine segment recognized other related charges for inventory valuation and low volume adjustments of $105 million, of which $81 million and $24 million were recognized in cost of products sold and other income, net. Please tell us the nature of the amounts included in other income, net and explain to us why the amount was not recorded entirely in cost of products sold. Also, please explain to us why only $3 million of the total $29 million of warranty recoveries was recognized in cost of products sold and the remainder was recognized in other income, net.

Response:

As disclosed in Note 2. Ford Settlement and Related Charges to our consolidated financial statements in our Annual Report on Form 10-K, in the first quarter of 2009, we reached an agreement with Ford Motor Company (“Ford”) to settle our respective lawsuits against each other. The result of the Ford Settlement, among other things, resolved all prior warranty claims and allowed Ford to pursue a separate strategy related to diesel engines in its products. Additionally, both companies agreed to end their current North America supply agreement for diesel engines as of December 31, 2009. As a part of the settlement, we received a $200 million cash payment from Ford, which we recognized as a gain in Other (income) expense, net. A significant factor in the disagreement with Ford was a shortfall in business volumes. The significant reduction in demand from Ford for our diesel engines triggered various volume-related disputes with our vendors along with the restructuring of various relationships for expected future volumes. As a result, during 2009 we recognized related charges for inventory valuation and low volume adjustments of $105 million of which $81 million and $24 million were recognized in Costs of products sold and Other (income) expense, net, respectively. Offsetting the charges were warranty recoveries of $29 million, of which $26 million and $3 million were recognized in Other (income) expense, net and Costs of products sold, respectively.

United States Securities and Exchange Commission

February 16, 2010

Significant judgment was required in determining the classification of the charges incurred for the volume shortfalls. We determined that $24 million of the charges should be included in Other (income) expense, net since, in our judgment, they represented damages to a specific vendor which were closely related to our receipt of $200 million of cash from Ford, which we also recognized in Other (income) expense, net. That is, while we did not have a contractual obligation to the vendor related to volume, we did agree to make a payment to the vendor to settle this dispute. The cash paid to the vendor and related charges were essentially a pass through of a portion of the recovery we received from Ford for the specific vendor’s damages. For the remainder of the charges, we concluded that it was appropriate to include them in Costs of products sold because they were related to our prior volume shortfalls and a clear link between our vendors’ damages and Ford’s payment was not present.

The warranty recoveries of $29 million were an element of our fourth quarter settlement with Continental Automotive Systems US, Inc. (“Continental”). The settlement with Continental resolved our commercial dispute related to Continental’s low volume damages claim and our counterclaim related to quality issues for products primarily sold to Ford. Of the recovery, $26 million related to product quality issues for engines that were sold to Ford and the remaining $3 million related to engines included in products sold to other customers. As disclosed, the settlement with Ford included the resolution of all prior warranty claims some of which were the result of quality issues with Continental components in our engines. Because the $200 million of cash received from Ford was recognized as a gain in Other (income) expense, net, we concluded that the warranty recovery relating to Continental components in engines sold to Ford should also be included in Other (income) expense, net. Further, we concluded that the remaining $3 million of the recovery should be included in Costs of products sold because it represented the recovery for warranty costs that were previously charged to Costs of products sold.

Because of the amount of judgment utilized in determining the classification of the Ford related charges incurred for volume shortfalls and warranty recoveries, we provided expanded disclosure in our Annual Report on Form 10-K to communicate to users of our financial statements the nature of the items recorded and their classification.

Note 10. Investments in and advances to non-consolidated affiliates, page 107

4.	We note from the disclosure in Note 10 that prior to consolidating Blue Diamond Parts (“BDP”) on June 1, 2009, the Company held a 49% interest in the entity and it was considered a significant non-consolidated affiliate in 2008 and 2007. In light of the fact that this investment was considered significant in 2008 and 2007 and these periods are included in the Form 10-K for the year ended October 31, 2009, it appears that audited financial statements for this entity for the years ended October 31, 2008 and 2007 as well as financial statements for the interim period ended May 31, 2009 are required to be included in the Company’s Annual Report on Form 10-K for the year ended October 31, 2009, pursuant to the guidance in Rule 3-09 of Regulation S-X. Please amend the Company’s Annual Report on Form 10-K to include these required financial statements.

United States Securities and Exchange Commission

February 16, 2010

Furthermore, given the Company’s apparent failure to include these required financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, please consider whether this matter affects your conclusion on the effectiveness of Disclosure Controls and Procedures or Managements’ Report on Internal Control over Financial Reporting as of October 31, 2009.

In addition, summarized financial information should be presented for BDP through the date the Company began consolidating this entity pursuant to the guidance in Rule 4-08(g) of Regulation S-X.

Response:

At October 31, 2008 and 2007, BDP was a significant non-consolidated affiliate. As such, we filed the audited financial statements of BDP for its year-ended December 31, 2007 within our Annual Report on Form 10-K for the year ended October 31, 2007 (as filed on May 29, 2008) and for BDP’s year ended December 31, 2008 within our Annual Report on Form 10-K/A for the year ended October 31, 2008 (as filed on March 31, 2009). In connection with our increased equity interest in BDP, we filed unaudited financial statements of BDP and pro forma financial information for the six months ended April 30, 2009 within our Current Report on Form 8-K/A dated June 9, 2009 (as filed on August 21, 2009).

Per Rule 3-09(a) of Regulation S-X, “If any of the conditions set forth in Rule 1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met for a majority-owned subsidiary not consolidated by the registrant or by a subsidiary of the registrant, separate financial statements of such subsidiary shall be filed.” The conditions under Rule 1-02(w) of Regulation S-X include (i) an investment test, (ii) an asset test, and (iii) a pretax income test, which are based on consolidated results as of the “end of the most recently completed fiscal year.” Because we have consolidated the operating results of BDP since June 1, 2009, we concluded that the conditions of Rule 3-09(a) were not applicable and accordingly did not include the audited financial statements of BDP for the years ended October 31, 2008 and 2007, nor the financial statements for the interim period ended May 31, 2009, within our Annual Report on Form 10-K for the year ended October 31, 2009.

In addition, if we were to perform the tests as prescribed under Rule 1-02(w) of Regulation S-X, the results would indicate that BDP was not a significant non-consolidated entity. Using our investment in BDP and the total assets of BDP, both prior to our consolidation of BDP, and our equity in the income of BDP while we accounted for the investment under the equity method, the results under the applicable significant subsidiary tests would not have exceeded 20% as of and for the year ended October 31, 2009 nor for the interim period.

United States Securities and Exchange Commission

February 16, 2010

Per Rule 4-08(g) of Regulation S-X, “summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) shall be presented in notes to the financial statements on an individual or group basis for (i) subsidiaries not consolidated; or (ii) for 50% or less owned persons accounted for by the equity method by the registrant or by a subsidiary of the registrant, if the criteria in Rule 1-02(w) for a significant subsidiary are met.” Because we have consolidated the operating results of BDP since June 1, 2009, we concluded that the conditions of Rule 4-08(g) were not applicable and accordingly did not include the summarized financial information for any interim period or the year ended October 31, 2009 as prescribed under Rule 1-02(bb) of Regulation S-X within our Annual Report on Form 10-K for the year ended October 31, 2009.

Note 11. Debt, page 110

5.	We note your disclosure that the Convertible Notes Indenture defines circumstances under which the Company would be required to repurchase notes. Please tell us the nature of these circumstances in which you would be required to repurchase the notes and tell us how you evaluated this redemption feature as a potential embedded derivative.

Response:

If a Fundamental Change occurs prior to the maturity of the Convertible Notes, each holder will have the right to require the Company to repurchase for cash any or all of the holder's Convertible Notes. The Convertible Notes may be repurchased in multiples of $1,000 principal amount. The repurchase price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest, if any, to the date of repurchase.

A Fundamental Change occurs if:

•

A “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act) other than the Company, its subsidiaries, and its and their employee benefit plans has become the direct or indirect “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act) of the Company’s common equity representing more than 50% of the voting power of the Company’s common equity;

•

Consummation of (A) any recapitalization, reclassification or change of the Company's common stock (other than changes resulting from a subdivision or combination) as a result of which the Company's common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of the Company pursuant to which the Company's common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person other than one of the Company's subsidiaries; provided, however, that a transaction where the holders of all classes of the Company's common equity immediately prior to such transaction that is a share exchange,

United States Securities and Exchange Commission

February 16, 2010

consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change, so long as the proportion of the respective ownership of each pre-transaction holder remains substantially the same relative to all other pre-transaction holders;

•	Continuing directors cease to constitute at least a majority of the Company's Board of Directors;

•	Stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

•	The common stock of the Company (or other common stock into which the Notes are then convertible) is no longer listed or quoted on a U.S. national securities exchange.

Provided, however, that none of these circumstances identified in the second bulleted item above with respect to the Company will be a Fundamental Change if at least 90% of the consideration received or to be received by the Company’s common stockholders, excluding cash payments for fractional shares, consists of shares of common stock traded on a national securities exchange in the United States.

We concluded that the embedded redemption feature is clearly and closely related to its host and does not meet the requirements for bifurcation under ASC 815-15-25 based on the following accounting analysis:

ASC 815-15-25-40 states:

“Provided the call (put) options are clearly and closely related to the debt host contract under paragraph 815-15-25-26, call (put) options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both a) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and b) the put or call option is only contingently exercisable.”

ASC 815-15-25-41 states:

“Thus, if a substantial premium or discount is not involved, embedded call (put) options (including contingent call [put] options that are not exercisable unless an event of default occurs) would not be separated from the host contract. However, for contingently exercisable call (put) to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor. In contrast, call (put) options that do not accelerate the repayment of principal on a debt instrument but instead require a cash settlement that is equal to the price of the option at the date of exercise would not be considered to be clearly and closely related to the debt instrument in which it is embedded”

United States Securities and Exchange Commission

February 16, 2010

Further implementation guidance is provided in ASC 815-15-25-42, which introduces a four-step decision sequence to determine whether puts and calls that can accelerate the settlement of debt instruments should be considered clearly and closely related to the debt contract. The following are the steps that pertain to this analysis:

Step 1: Is the amount paid upon settlement adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If no, continue to Step 3.

Step 3: Does the debt involve a substantial premium or discount? If no, in accordance with ASC 815-15-25-40 through 25-41, further analysis of the contract under ASC 815-15-25-26 is required.

Since the amount paid upon settlement is simply the repayment of principal at par with any unpaid accrued interest, the redemption feature’s settlement is not adjusted based on changes in an index. Furthermore, the Convertible Notes do not involve a substantial premium or discount. Therefore, pursuant to both ASC 815-15-25-42 and ASC 815-15-25-40, the redemption feature must be assessed under ASC 815-15-25-26 to determine if the redemption feature is clearly and closely related to the debt host contract. This conclusion is similar to example 7 in ASC 815-15-55-13 where the debt is puttable at par upon an IPO (e.g., a contingent event that is not indexed to interest rates or creditworthiness).

ASC 815-15-25-26 states that embedded redemption features in a debt host would be clearly and closely related unless either of the following two conditions exists:

1.	The hybrid instrument can contractually be settled in a manner that the investor would not recover substantially all of its initial investment; or

2.	There is a possible interest rate scenario (even though it may be remote) under which the embedded derivative would at least double the investor’s initial rate of return on the host contract and the then-current market return for a comparable contract.

Because the Convertible Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Noteholders would recover substantially all of their initial investment. Additionally, because the Noteholders can recover only their initial investment upon exercise of their options, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return or the then-current market return. Therefore, neither of the conditions in ASC 815-15-25-26 is met.

United States Securities and Exchange Commission

February 16, 2010

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2895 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John P. Waldron
John P. Waldron
Vice President and Controller